Americas

Creating a smarter-connected world

Mobile INFO More INFO My INFO

A Universal Solution for a Global Problem


"Hygiene anxiety is a powerful internal trigger!"
Nir Eyal
HOOKED
How to Build
Habit-Forming Products
NIR EYAL

Combating hygiene anxiety now and post COVID-19


Integrated with 2 of top 5 global elevator companies
1B+ elevator journeys each day


ORACLE | Partner


Shift4 PAYMENTS
Partner

Shazam for everything - Audio QR code

1 TOUCHLESS

(Downloads & Everyday Usage)

2 INFORMATION & ADVERTISING

(Engagement with Content/Advertising)

Elevators	Restaurants/Hotels	Information	Media/Advertising
SaaS	SaaS	SaaS	SaaS +PPC



LOGO
Welcome to Level 1 of Martin Place
L1
FRENCH BRIOCHE TOAST W BELGIAN CHOCOLATE GANACHE & FRESH BERRIES
Add to cart
$0.00
Linkedin
Connect with Minfo Zone
vCard
W Hoboken
Minfo Zone
Call Toll-Free Reservation
Save with Bonvoy App

Business Model transforms Customer Acquisition Costs from cost center to revenue generator



Problems for Businesses
8% Mobile Browser
Digital Desktop
24%
Digital Mobile
32%
TV
30%
Other
14%
44% Not digitally tracked
Ad fraud $35B

Interactivity lost on TV



Device Share of YouTube Video Views Among US YouTube Viewers, Q4 2019-Q3 2020
% of total
Increase of 80% Mar 2019 – March 2020
27.0%
14.0%
10.0%
49.0%
28.9%
13.7%
10.6%
46.8%
31.0%
14.5%
11.6%
42.8%
34.4%
13.6%
11.2%
40.9%
Q4 2019
Q1 2020
Q2 2020
Q3 2020
Mobile
Tablet
Desktop
Connected TV*
www.eMarketer.com

YouTube viewing on TV

450M Hours daily

TV viewers are unable to:

- ☹ Click on video links
- ☹ Subscribe to a channel
- ☹ Share
- ☹ Like
- ☹ Buy



INFO
Info & Advertising/Comms
Offline
Online (O2O) Interactive
MINFO creates 10 new digital touchpoints
VIDEO
MOVIE
AUDIO
INFO
CMS encodes creating 'audio QR code/s'
TV
Ad
EXPO
You Tube
BLOG
Integrated with 2 of top 5 global elevator companies
1B+ elevator journeys each day
Minfo4Elevators info
Request a Zoom or Call
Provide your site info
Minfo Americas Benefits Corporation
Current digital touchpoints


DOWNLOAD MINFO
Integrated with 2 of top 5 global elevator companies
1B+ elevator journeys each day
Minfo4Elevators info
Request a Zoom or Call
Provide your site info
Minfo Americas Benefits Corporation
Do you, your colleagues, guests & service providers feel safe touching elevator buttons/ screens? If the answer is NO then we should connect as we are one of the 1st to integrate
Download on the App Store
GET IT ON Google Play
Flutter WIP

Instant access to relevant & actionable info

Multi-purpose

Multi-function

Universal Utility App


TOUCHLESS
CUSTOMER EXPERIENCE
MEDIA & COMMS
INFO & COMMERCE



m INFO
A Universal utility App
Single-purpose Apps
m INFO
Universal Apps

mINFO Benefit Highlights

Advertisers/ Businesses

- ✓ Brand awareness to CTAs
- ✓ Improve attribution and ROI
- ✓ New touchpoints & data sets
- ✓ Expands sales funnel & Reduces leakage
- ✓ Performance based pricing
- ✓ No coding required

Consumers/ Community

- ✓ Simple way to:
  - Access More Info
  - Reduce surface contact - Touchless
  - Receive Offers
  - Share content in person
- ✓ Multipurpose App & Web connect
- ✓ Touchless and trusted
- ✓ Revenues from data (70% - 90%)

Milestones & press

- 3 x US patents
- Live App & Platform
- Self-funded $700K+ (Minfo Global)
- Payment integration Q12021
- Integrating POS Q1 2021
  PMS Q2 2021
- Otis + 1 - pilots Q2 2021



Modern Retail | Hospitality Technology HT Smarter Hotels & Restaurants | Toolbox marketing | City A.M. | ClickZ | Modern Restaurant Management | NBC | EW Elevator World

Competition


10
Platform – Client Scalability
0
INFO
WeChat
TrillBit
OTIS
KONE
LISNR
May 19 Secured 15.6M
Shazam
Chirp
0
Touchless
5
Connected Media
0

Core team


11:20
93%
INFO
Minfo
Connect with Minfo Zone
vCard
Roland Storti
Founder & CEO
Innovative thinker



Geoff Gwillim
Co-Founder


CFO

Professional firm
Outsourced CFO



Stan Fischer
EVP Americas



Victor Lawrence
Advisor – Inventor
Modem & HDTV



Jeff Mignon
Advisor - CMO


HOOKED
NIR EYAL

Nir Eyal
Advisor
Community Growth



Jenny White
Advisor - Corporate
Governance

Why you should invest

– SAFE @2.5% - 17.5% discount to Reg A+

USE OF PROCEEDS

Minfo solves real problems with a **built** and patented solution


Operations:
$51,000 (17.0%)
Reg CF Fees:
$24,000 (8.0%)
$300K
Sales and marketing:
$60,000 (20%)
Reg A+:
$135,000 (45%)
Regulation A+ scheduled Q2 2021
$10M for 'Blitzscaling'
License Fee:
$30,000 (10%)

Roland Storti CEO

Join us to create a smarter-connected, more trusted and touchless world

www.minfo.com